ARTICLES OF AMENDMENT
                                      TO
                          ARTICLES OF INCORPORATION
                                      OF
                      ZALDIVA CIGARZ & NEWZ CORPORATION

     Pursuant to the provisions of section 607.1006, Florida Statutes, this Florida profit corporation adopts the following Articles of Amendment to its Articles of Incorporation:

                            ARTICLE I

     Name:  The name of the corporation shall be "Zaldiva, Inc."

                                ARTICLE III

     Capitalization:
                 (a) The Corporation shall have the authority to issue 50,000,000 shares of common voting stock having a par value of one mill ($0.001) per share.

                 (b) The Corporation shall have the authority to issue 20,000,000 shares of preferred stock having a par value of one mill ($0.001) per share, with such limitations, rights and preferences as the Board of Directors of the Corporation shall determine.

                 (c) Fully paid stock of the Corporation shall not be liable for further call or assessment. The authorized shares shall be issued at the discretion of the Board of Directors of the Corporation.

                                ARTICLE VI

     Control Share Acquisitions. In accordance with Section 607.0902(5) of the Florida Business Corporation Act, the provisions of Section 607.0902 thereof are not applicable to the Corporation.

     The date of this Amendment's adoption November 12, 2001.

     The amendments were approved by the shareholders. The number of votes cast for these amendments was 2,591,630 shares, representing approximately 51.8% of the Corporation's issued and outstanding shares of common stock.


                                ZALDIVA, INC.



Date:___________                        ________________________________
                                        Robert B. Lees
                                        President, director